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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                               VENTIV HEALTH, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    922793104
                                 (CUSIP Number)

                                 ALLAN C. SILBER
                               COUNSEL CORPORATION
                               THE EXCHANGE TOWER
                        130 KING STREET WEST, SUITE 1300
                        TORONTO, ONTARIO, CANADA M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications)

                                  MAY 22, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

                         (Continued on following pages)

                               (PAGE 1 OF 5 PAGES)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CORPORATION

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA

NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    796,546 (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    796,546 (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    796,546 (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    796,546 (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,546 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.46% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON*
         CO


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(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ALLAN C. SILBER

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         TORONTO, ONTARIO, CANADA

NUMBER OF SHARES            (7)     SOLE VOTING POWER
                                    239,700 (SEE ITEM 5)

BENEFICIALLY                (8)     SHARED VOTING POWER
                                    239,700 (SEE ITEM 5)

OWNED BY EACH               (9)     SOLE DISPOSITIVE POWER
                                    239,700 (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    239,700 (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,700 (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [X]
         MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF THE HOLDINGS OF COUNSEL CORPORATION AS DESCRIBED IN ITEM 5.

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.04% (SEE ITEM 5)

(14)     TYPE OF REPORTING PERSON*
         IN


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         ITEM 1:  SECURITY AND ISSUER.

         This amended statement ("Amendment No. 1") relates to the initial statement on Schedule 13D filed by the reporting person on February 19, 2002 with respect to the Common Stock of Ventiv Health, Inc. (the "Initial Statement" and together with Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 amends Items 3 and 5 of the Schedule 13D as described below. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the same meanings ascribed to them in the Initial Statement.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is supplement by the following:

         On May 23, 2002 Counsel Corporation sold 100,000 shares of Common Stock on the open market. On May 24, 2002 Counsel Corporation sold an additional 300,000 shares of Common Stock on the open market. Allan Silber sold shares of Common Stock on the open market in the following amounts on the following dates:
15,200 shares on March 11, 2002, 5,000 shares on March 27, 2002, 4,000 shares on April 2, 2002, 35,500 shares on April 3, 2002, 600 shares on April 4, 2002, 13,000 shares on April 8, 2002, 28,000 shares on April 9, 2002, 30,000 shares on May 17, 2002, 50,000 shares on May 21, 2002, and 100,000 shares on May 22, 2002.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is deleted in its entirety and supplemented by the following:

         As of the close of business on May 31, 2002, Counsel beneficially owned the aggregate of 796,546 shares of the Issuer's Common Stock, which constitutes 3.46% of the outstanding shares of Issuer's Common Stock. Mr. Silber is a reporting person for purposes of this Schedule 13D by virtue of his direct ownership of 239,700 shares of Common Stock (constituting 1.04% of the outstanding shares of Common Stock), being an officer and director of Counsel, and beneficially owning approximately 19.9% of Counsel's outstanding common stock. The voting percentages shown on pages 2 and 3 of this Schedule 13D are incorporated herein by reference. Mr. Silber disclaims direct and indirect beneficial ownership of all securities of Issuer owned by Counsel. As of May 23, 2002, neither Counsel nor Mr. Silber owned five percent or more of the Common Stock, and accordingly, neither are currently reporting persons with respect to the Common Stock.


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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2002

                                       COUNSEL CORPORATION

                                       By:  /s/ Allan C. Silber
                                       ----------------------------------------
                                       Allan C. Silber
                                       Chairman of the Board and
                                        Chief Executive Officer


                                       /s/ Allan C. Silber
                                       ----------------------------------------
                                       ALLAN C. SILBER, Individually